大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A24-2ndQResults/atl

30 July 2004

File No. 82-2947

Securities & Exchange
Division of Corporate F…
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNAUDITED RESULTS FOR THE FIRST HALF/ SECOND QUARTER ENDED 30 JUNE 2004

Dear Sir

We enclose a copy of our News Release dated 30 July 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

dlw 8/12

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2004

	Group					
	1st Half 2004	1st Half 2003	Incr / (Decr)	**2nd Quarter 2004**	2nd Quarter 2003	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**1,678,896**	1,662,069	1.0	**849,535**	824,720	3.0
Less : Interest expense	**622,982**	634,107	(1.8)	**317,031**	314,269	0.9
Net interest income	**1,055,914**	1,027,962	2.7	**532,504**	510,451	4.3
Dividend income	**28,356**	18,630	52.2	**21,970**	16,968	29.5
Fee & commission income	**321,951**	268,558	19.9	**152,223**	137,774	10.5
Rental income	**32,348**	38,518	(16.0)	**16,403**	18,279	(10.3)
Other operating income	**132,607**	220,990	(40.0)	**31,788**	105,233	(69.8)
Income before operating expenses	**1,571,176**	1,574,658	(0.2)	**754,888**	788,705	(4.3)
Less : Staff costs	**265,049**	261,687	1.3	**135,239**	130,163	3.9
Other operating expenses	**283,276**	275,128	3.0	**145,233**	141,078	2.9
	548,325	536,815	2.1	**280,472**	271,241	3.4
Operating profit before goodwill amortisation and provisions	**1,022,851**	1,037,843	(1.4)	**474,416**	517,464	(8.3)
Less : Goodwill amortisation	**100,573**	101,820	(1.2)	**50,337**	50,985	(1.3)
Less : Provisions	**75,974**	279,893	(72.9)	**15,609**	170,605	(90.9)
Operating profit after goodwill amortisation and provisions	**846,304**	656,130	29.0	**408,470**	295,874	38.1
Share of profit of associates	**75,947**	29,635	156.3	**46,591**	26,849	73.5
Profit from ordinary activities before tax	**922,251**	685,765	34.5	**455,061**	322,723	41.0
Less : Tax	**193,847**	171,205	13.2	**93,395**	71,963	29.8
Share of tax of associates	**17,780**	7,459	138.4	**10,509**	7,373	42.5
Profit after tax	**710,624**	507,101	40.1	**351,157**	243,387	44.3
Less : Minority interests	**5,978**	5,747	4.0	**3,753**	4,830	(22.3)
Net profit attributable to members	**704,646**	501,354	40.5	**347,404**	238,557	45.6

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	30-Jun-04	31-Dec-03	30-Jun-03	**30-Jun-04**	31-Dec-03	30-Jun-03
	$'000	$'000	$'000	**$'000**	$'000	$'000
Assets						
Total Assets	**116,804,717**	113,446,399	107,838,765	**100,892,265**	98,750,817	93,699,298
Loans and advances including trade bills to non-bank customers	**59,895,234**	59,296,556	59,759,791	**50,466,866**	50,510,461	51,234,220
Liabilities						
Deposits of non-bank customers	**71,631,027**	69,862,961	66,827,723	**60,629,161**	60,301,300	57,593,743
Total deposits including bankers' deposits	**93,590,147**	88,702,323	85,568,571	**82,356,452**	79,367,234	76,067,338
Subordinated debts (unsecured)						
- Due after one year	**3,010,290**	2,990,809	3,049,896	**3,010,290**	2,990,809	3,049,896
Other debts issued						
- Due within one year (secured) *	**929,068**	852,407	969,911	**-**	-	-
- Due within one year (unsecured)	**17,197**	-	-	**17,197**	-	-
- Due after one year (unsecured)	**415,927**	353,053	261,689	**415,927**	353,053	261,689
Capital and reserves						
Issued and paid-up capital	**1,571,951**	1,571,664	1,571,612	**1,571,951**	1,571,664	1,571,612
Total shareholders' funds	**13,449,949**	13,282,035	12,850,128	**11,870,197**	11,759,111	11,460,402
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.56**	8.45	8.18	**7.55**	7.48	7.29

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all assets of the SPE.

3. OTHER INFORMATION

	Group					
	1st Half 2004 $'000	1st Half 2003 $'000	Incr/ (Decr) %	**2nd Quarter 2004 $'000**	2nd Quarter 2003 $'000	Incr / (Decr) %
(a) Depreciation	**57,284**	52,556	9.0	**29,002**	26,823	8.1
(b) Annualised net profit as a percentage of average total shareholders' funds (%)						
- Including goodwill amortisation	**10.5**	7.8	34.6	**10.4**	7.4	40.5
- Excluding goodwill amortisation	**12.0**	9.4	27.7	**11.9**	9.0	32.2
(c) Annualised earnings per share (cents)						
- Basic	**89.7**	63.8	40.6	**88.4**	60.7	45.6
- Fully diluted	**89.6**	63.8	40.4	**88.4**	60.7	45.6

(d) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Apr-04 and 30-Jun-04	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 30-Jun-04	At 30-Jun-03
Exercise of share options granted under the UOB 1999 Share Option Scheme	235,000	4,090,000	4,275,000

4. REVIEW OF PERFORMANCE

(a) The financial statements are prepared in accordance with Singapore Financial Reporting Standards and are expressed in Singapore dollars. The same accounting policies and computation methods have been adopted in the financial statements for the first half ended 30 June 2004 as those in the audited financial statements for the year ended 31 December 2003.

(b) 1st Half 2004 versus 1st Half 2003

(i) The Group recorded a net profit after tax ("NPAT") of $705 million in the first half of 2004 ("1H04"), an increase of 40.5% over the $501 million registered in the first half of 2003 ("1H03"). The increase in NPAT was mainly due to lower provision charges, higher share of profit of associates, higher fee and commission income, and higher net interest income. These were partially offset by lower other operating income and higher tax expense.

(ii) Total income decreased 0.2% to $1,571 million in 1H04 from $1,575 million in 1H03, mainly due to lower net profit from dealing securities, government securities and derivatives, as well as lower net profit from foreign exchange dealings. These were partially offset by higher fee and commission income derived largely from investment-related and fund management activities, higher net profit from disposal of investment securities and associates, and higher net interest income from inter-bank money market activities and debt securities.

(iii) The Group's total operating expenses, comprising staff costs and other operating expenses, increased 2.1% to $548 million in 1H04 compared to $537 million in 1H03. Staff costs increased 1.3% to $265 million, while other operating expenses increased 3.0% to $283 million. The increase in other operating expenses was mainly due to higher commission and brokerage expenses incurred to support the increased business volume. The expense-to-income ratio of the Group increased to 34.9% in 1H04 from 34.1% in 1H03.

(iv) The Group's provision charges decreased 72.9% to $76 million in 1H04 compared to $280 million in 1H03. The decrease was largely attributable to lower specific provisions for loans and the write-back of general provisions due to improved asset quality and economic conditions in Singapore and the region.

(v) Share of profit of associates (before tax) increased to $76 million in 1H04 from $30 million in 1H03 mainly due to higher contributions from most of the Group's major associates.

(c) <u>2nd Quarter 2004 versus 2nd Quarter 2003</u>

(i) The Group's NPAT of $347 million achieved in the second quarter of 2004 ("2Q04") was 45.6% higher than the $239 million recorded in the second quarter of 2003 ("2Q03"). The increase was also mainly due to lower provision charges, higher share of profit of associates, higher net interest income and higher fee and commission income, partially offset by lower other operating income and higher tax expense.

(ii) The Group's total income decreased 4.3% to $755 million in 2Q04 from $789 million in 2Q03, mainly due to foreign exchange losses and lower net profit from dealing securities, government securities and derivatives. These were partially offset by higher net interest income from inter-bank money market activities and debt securities, and higher fee and commission income derived largely from investment-related and fund management activities.

(iii) The increase in both staff costs and other operating expenses in 2Q04 resulted in the 3.4% increase in total operating expenses to $280 million in 2Q04 from $271 million in 2Q03. Staff costs increased 3.9% to $135 million in 2Q04 from $130 million in 2Q03, and other operating expenses grew 2.9% to $145 million in 2Q04 from $141 million in 2Q03 mainly due to higher commission and brokerage expenses. Expense-to-income ratio increased to 37.2% in 2Q04 from 34.4% in 2Q03.

(iv) The Group's provision charges decreased 90.9% to $16 million in 2Q04 compared to $171 million in 2Q03. The decrease was also largely attributable to lower specific provisions for loans and write-back of general provisions due to improved asset quality and economic conditions in Singapore and the region.

(d) The Group's net loans and advances to customers of $59,895 million as at 30 June 2004 were 1.0% higher than the $59,297 million as at 31 December 2003. The Group's non-performing loans ("NPLs") declined 6.0% to $4,852 million as at 30 June 2004 from $5,160 million as at 31 December 2003. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased to 7.6% as at 30 June 2004 from 8.1% as at 31 December 2003. Of the total Group NPLs as at 30 June 2004, $2,548 million or 52.5% were secured by collateral, and $3,031 million or 62.5% were in the Substandard category.

(e) Total cumulative specific and general provisions of the Group were $3,249 million as at 30 June 2004 compared to $3,332 million as at 31 December 2003. General provisions as at 30 June 2004 were $1,361 million or 41.9% of total cumulative provisions. The total cumulative provisions as at 30 June 2004 provided coverage of 67.0% against Group NPLs, compared to 64.6% as at 31 December 2003. As at 30 June 2004, unsecured NPLs were 141.0% covered by total cumulative provisions.

(f) Total assets of the Group as at 30 June 2004 were $116,805 million, representing a growth of 3.0% over the $113,446 million as at 31 December 2003. Shareholders' funds of the Group increased 1.3% to $13,450 million as at 30 June 2004 from $13,282 million as at 31 December 2003. Consequently, the Group's net asset value per share increased 11 cents to $8.56 as at 30 June 2004 from $8.45 as at 31 December 2003.

5. DIVIDEND

The Directors are pleased to declare an interim dividend of 20% or 20 cents per share less 20% Singapore income tax (2003 interim: 20% or 20 cents per share less 22% Singapore income tax) in respect of the financial year ending 31 December 2004. The dividend will be paid on 27 August 2004.

6. CLOSURE OF BOOKS

Notice is hereby given that, the Share Transfer Books and Register of Members of the Bank will be closed from 17 August 2004 to 18 August 2004, both dates inclusive, to determine shareholders' entitlement to the interim dividend. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 16 August 2004 will be registered to determine shareholders' entitlement to the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the interim dividend will be paid by the Bank to CDP which will in turn distribute the dividend entitlements to shareholders.

7. SUBSEQUENT EVENT AFTER THE BALANCE SHEET DATE

On 27 July 2004, UOB announced that it has completed the acquisition of 80.77% of the ordinary shares in Bank of Asia Public Company Limited ("BOA") from ABN AMRO Bank N.V. With the completion of the acquisition, BOA has become a subsidiary of UOB.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 30th day of July 2004

The results are also available at the Bank's website at www.uobgroup.com